UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Stoke Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

86150R107

(CUSIP Number)

Daniel P. Finkelman
General Counsel

Apple Tree Partners

230 Park Avenue, 28th Floor

New York, NY 10169

(212) 468-5848

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 86150R107	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Apple Tree Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,206,045
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,206,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,206,045
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* Percentage calculated based on 36,236,188 shares of common stock, par value $0.0001 per share, of Stoke Therapeutics, Inc. (the “Issuer”) issued and outstanding immediately following the Issuer’s public offering in November 2020, taking into account the exercise in full of the underwriters’ overallotment option, as reported in the prospectus filed by the Issuer on November 20, 2020.

CUSIP No. 86150R107	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). ATP III GP, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,206,045
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,206,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,206,045
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* Percentage calculated based on 36,236,188 shares of common stock, par value $0.0001 per share, of Stoke Therapeutics, Inc. (the “Issuer”) issued and outstanding immediately following the Issuer’s public offering in November 2020, taking into account the exercise in full of the underwriters’ overallotment option, as reported in the prospectus filed by the Issuer on November 20, 2020.

CUSIP No. 86150R107	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Seth L. Harrison
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,206,045
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,206,045
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,206,045
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Percentage calculated based on 36,236,188 shares of common stock, par value $0.0001 per share, of Stoke Therapeutics, Inc. (the “Issuer”) issued and outstanding immediately following the Issuer’s public offering in November 2020, taking into account the exercise in full of the underwriters’ overallotment option, as reported in the prospectus filed by the Issuer on November 20, 2020.

Schedule 13D

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 1, 2019 by the Reporting Persons (as amended from time to time, the “Schedule 13D”), relating to their beneficial ownership in Stoke Therapeutics, Inc. (the “Issuer”). Except to the extent set forth in this Amendment, all material information disclosed in the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and restated in its entirety as follows:

The information set forth in or incorporated by reference in Items 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3. The source of the funds to purchase the shares of Common Stock acquired by ATP IV reported in Item 5(c) was the working capital of ATP IV.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)	ATP IV directly holds 17,161,713 shares of Common Stock, and Dr. Harrison has been granted stock options exercisable for 44,332 shares of Common Stock. Dr. Harrison was granted 29,555 stock options on September 10, 2019 and such options have vested or will vest in accordance with the following schedule: (i) 1/12th of the total shares on June 21, 2019; and then (ii) quarterly as to 1/12th of the total shares, commencing the first quarter following June 21, 2019, subject to Dr. Harrison’s continued service with the Issuer through each vesting date. Dr. Harrison was granted 14,777 stock options on June 3, 2020, and such options will fully vest on June 3, 2021 or, if earlier, the next annual meeting of the Issuer’s stockholders, subject to Dr. Harrison’s continued service with the Issuer on such vesting date. Dr. Harrison holds the stock options for the benefit of ATP IV under his arrangement with Apple Tree Venture Management, LLC.

ATP IV, ATP GP and Dr. Harrison may be deemed to own beneficially 47.5% of the Common Stock, which percentage is calculated based on 36,236,188 shares of Common Stock issued and outstanding immediately following the November 2020 Public Offering (as defined herein) taking into account the exercise in full of the underwriters’ overallotment option, as reported in the Issuer’s prospectus filed on November 20, 2020.

(c)	On November 20, 2020, ATP IV purchased 375,000 shares of Common Stock at a purchase price of $39.00 per share in connection with a public offering by the Issuer (the “November 2020 Public Offering”). Except as set forth in this Item 5(c), none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

November 2020 Lock-Up Agreement

In connection with the November 2020 Public Offering, each of Dr. Harrison and ATP IV entered into a lock-up agreement (each such agreement, a “November 2020 Lock-Up Agreement”) with J.P. Morgan Securities LLC, Cowen and Company, LLC, and Credit Suisse Securities (USA) LLC, as representatives of the several underwriters. Pursuant to the terms of the November 2020 Lock-Up Agreements, each of Dr. Harrison and ATP IV has agreed, with certain exceptions, during the period ending 90 days after November 19, 2020, that they may not, without the prior written consent of J.P. Morgan Securities LLC:

•	(1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including, without limitation, Common Stock or such other securities that may be deemed to be beneficially owned by them in accordance with the rules and regulations of the Securities and Exchange Commission and securities that may be issued upon exercise of a stock option or warrant);
•	(2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or
•	(3) make any demand for or exercise any right with respect to the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock.

ATP IV’s covenants under its November 2020 Lock-Up Agreement do not apply with respect to the 375,000 Shares purchased by ATP IV in the November 2020 Public Offering. The foregoing description of the November 2020 Lock-Up Agreements is qualified in its entirety by reference to the full text of the form of the November 2020 Lock-Up Agreement, a copy of which is filed as Exhibit 4 hereto, and is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit 4 Form of November 2020 Lock-Up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Form 8-K filed on November 20, 2020).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 27, 2020

Apple Tree Partners IV, L.P.

By:	ATP III GP, Ltd.
General Partner

	By:	/s/ Seth L. Harrison
Seth L. Harrison Director

ATP III GP, Ltd.

By:	/s/ Seth L. Harrison
Seth L. Harrison
Director

/s/ Seth L. Harrison
Seth L. Harrison